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                            February 23, 2023

       Jiawen Miao
       Chief Executive Officer
       Harden Technologies Inc.
       No. 3 Chuangye Road
       Torch Development Zone
       Zhongshan City
       PR China 528400

                                                        Re: Harden Technologies
Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed February 14,
2023
                                                            File No. 333-269755

       Dear Jiawen Miao:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 filed February 14, 2023

       Prospectus Conventions, page 16

   1. We note that your definition of "China" or the "PRC" excludes Hong Kong and Macau.
                                                        Please revise your
disclosure to remove the exclusion of Hong Kong and Macau from your definition of
"China" or the "PRC."
       Risk Factors, page 21

   2. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price
volatility seemingly unrelated to company performance following a number of recent
initial public offerings, particularly among companies with relatively
 Jiawen Miao
Harden Technologies Inc.
February 23, 2023
Page 2
      smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
Consolidated Financial Statements, page F-1

3. We note your filing includes audited financial statements that are older than 12 months.
      Please provide updated audited financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit. Refer to Instruction 2 to
      Item 8.A.4.
Note 17. Subsequent Events, page F-26

4. Please consider and disclose any other non-recognized subsequent event that is of such a nature that it must be disclosed to keep the financial statements from being misleading to investors. Refer to ASC 855-10-50-2.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Cascarano, Senior Staff Accountant, at 202-551-3376 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham, Law
Clerk, at 202-551-6521 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameJiawen Miao
                                                            Division of
Corporation Finance
Comapany NameHarden Technologies Inc.
                                                            Office of
Technology
February 23, 2023 Page 2
cc:       Bradley A. Haneberg
FirstName LastName